Exhibit 99.2

Ur-Energy Announces CDN$5,000,000 Private Placement

Denver, Colorado (Marketwire – June 1, 2010) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) announced that it has closed a brokered private placement financing (the “Offering”).  Under the Offering, the Company issued 5,000,000 common shares at a price of CDN$1.00 per share for gross proceeds of CDN$5,000,000.  Blackrock, Inc. (“Blackrock”), an insider of the Company, through one of its investment advisory subsidiaries, subscribed for all of the 5,000,000 common shares issued under the Offering.

Jeffrey Klenda, Chairman, stated, “Blackrock has been our largest shareholder since 2005, prior to our IPO, and has been a solid supporter of the Company since that time.  We are extremely pleased with Blackrock’s desire to increase its holdings to this extent.  It clearly demonstrates their ongoing commitment to Ur-Energy’s success.”

The proceeds from the Offering are expected to be used by the Company to finance drilling, mine development on its properties, and for general working capital and corporate purposes.

Bill Boberg, President and CEO, stated further, “We continue to be well funded with CDN$38.5 million as current cash resources as of March 31, 2010. We believe this is sufficient cash to get our Lost Creek Project into production after receiving the final necessary licenses in upcoming months.  While our current guidance for receipt of all final permits and licenses continues to be this summer, various regulatory delays over the past couple of years created a funding gap before first cash flow.  Blackrock’s continuing support of Ur-Energy is most appreciated.”

Rodman & Renshaw, LLC, a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc. (NASDAQ: RODM), acted as agent for the Offering.

Following the Offering, Blackrock is expected to hold approximately 15.34% of the issued and outstanding shares of the Company.  The participation of Blackrock in the Offering constitutes a Related Party Transaction within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”).  The board of directors of the Company determined that the transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 and unanimously approved the Offering.  The material change report in respect of the transaction was not filed 21 days in advance of the closing of the Offering. The shorter period was necessary in order to permit the Corporation to close the Offering in a timeframe consistent with usual market practice for transactions of this nature and to respond to the uncertainty in the equity capital markets given the current global economic conditions.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production while also planning and permitting a two-million-pounds-per-year in situ uranium processing facility. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado and its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Rich Boberg, Director PR/HR 720-981-4588, ext. 238 866-981-4588, ext. 238 rich.boberg@ur-energyusa.com	Bill Boberg, President and CEO 720-981-4588, ext. 223 866-981-4588, ext. 223 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timetables at Lost Creek; sufficiency of cash to fund capital requirements; receipt of (and related timing of) an NRC Source Material License and WDEQ Permit to Mine and all other necessary permits and regulatory authority related to Lost Creek) and are based on current expectationsthat, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies.Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; financing conditions and related use of proceeds, failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; capital and other costs varying significantly from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.